Filed Pursuant to Rule 424(b)(3)
File No. 333-147019
PROSPECTUS SUPPLEMENT, DATED SEPTEMBER 16, 2010
(TO PROSPECTUS DATED JULY 26, 2010)

Prosper Marketplace, Inc.

Borrower Payment Dependent Notes

This prospectus supplement supplements and amends the prospectus dated July 26, 2010. The prospectus and this prospectus supplement relate to up to $500,000,000 in principal amount of Borrower Payment Dependent Notes, or “Notes,” issued by Prosper Marketplace, Inc.

You should read this prospectus supplement in conjunction with the prospectus and any prior prospectus supplements. This prospectus supplement updates information  in the following sections of the prospectus: (i) “Financial Suitability Requirements” and (ii) “Government Regulation— Regulation and Consumer Protection Laws—State and Federal Laws and Regulations”.  Accordingly, to the extent inconsistent, the information in this prospectus supplement supersedes the information contained in the prospectus or any prior prospectus supplements. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including all amendments and supplements thereto.

This offering is highly speculative and the Notes involve a high degree of risk. Investing in the Notes should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 23 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information appearing under the section entitled “Financial Suitability Requirements” on page 47 of the prospectus is supplemented and superseded by the information below.

FINANCIAL SUITABILITY REQUIREMENTS

The Notes are highly risky and speculative.  Investing in the Notes should be considered only by persons who can afford the loss of their entire investment.  Our platform currently allows lender members to bid as little as $25 and as much as the full amount of any particular listing, up to an aggregate amount of $5,000,000 for individuals and $50,000,000 for institutions.  To purchase Notes, lender members located in Idaho, New Hampshire, Oregon, Virginia and Washington must satisfy minimum financial suitability standards and maximum investment limits. Specifically, lender members must either:

•have an annual gross income of at least $70,000 and a net worth (exclusive of home, home furnishings and automobile) of at least $70,000; or

•have a net worth (determined with the same exclusions) of at least $250,000.

In addition, no lender member located in these states may purchase Notes in an amount in excess of 10% of the lender member’s net worth, determined exclusive of home, home furnishings and automobile.

Lender members that are residents of California must also meet certain suitability requirements.  For individual lender members who are California residents who have purchased $2,500 or less of Notes in the past 12 months, the lender member’s investment must not exceed 10 percent of his or her net worth.  To purchase more than $2,500 of Notes, a California lender member’s investment must not exceed 10 percent of his or her net worth, and either: (1) the lender member (a) must have a minimum net worth of at least $75,000, (b) must have had minimum gross income of $75,000 during the last tax year, and (c) must expect to have (based on a good faith estimate) minimum gross income of $75,000 during the current tax year; or (2) the lender member must have a minimum net worth, exclusive of homes, home furnishings and automobiles, of $200,000. Assets included in the computation of net worth shall be valued at not more than fair market value. For the purpose of this net worth requirement, both a husband and wife may be counted as a single individual.

We have registered the offer and sale of our Notes in 27 states, and are still seeking to register the offer and sale of our Notes in the remaining 23 states as well as the District of Columbia.  As part of this process, we expect that states in addition to those referenced above, will impose minimum financial suitability standards and maximum investment limits for lender members who reside in their states.  Should this occur we will set forth these requirements in a supplement to this prospectus.  Under the lender registration agreement, lender members are required to represent and warrant that they satisfy the applicable minimum financial suitability standards and maximum investment limits of the state in which they reside.  Lender members who fail to satisfy any such requirements will not be permitted to purchase Notes.

The information appearing under the section entitled “Government Regulation— Regulation and Consumer Protection Laws—State and Federal Laws and Regulations” beginning on page 102 of the prospectus is supplemented and superseded by the information below.

GOVERNMENT REGULATION

Regulation and Consumer Protection Laws

State and Federal Laws and Regulations

State Securities Laws.  We are subject to the securities laws of each state in which our registration or qualification to offer and sell the Notes has been approved.  Certain of these state laws require us to renew our registration or qualification on an annual basis.  In August 2010, we were inadvertently late in filing applications to renew our registrations or qualifications in several states.  Although all of these renewal applications were approved, we agreed to pay the following penalties in connection with the late filings: (i) $300 to the State of Washington; (ii) $25,000 to the State of California; and (iii) $5,000 to the State of Connecticut.